UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 24, 2022

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

VOTING RESULTS OF THE ORDINARY ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS HELD ON JUNE 24, 2022

On June 24, 2022, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) held its 2021 Ordinary Annual General Assembly of Shareholders (the “AGM”).

The AGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the AGM in accordance with Article 21 of Hepsiburada’s Articles of Association and the Turkish Commercial Code.

Shareholders at the AGM decided the following, by the majority of votes present:

•	to approve the Company’s audited consolidated financial statements for the year ended December 31, 2021, together with the independent auditors’ report relating thereto and the Board of Directors’ Annual Report therein;

•	to release the members of the Board of Directors from liability for their respective activities in the 2021 fiscal year;

•	to approve the Board of Directors’ determination not to distribute any dividend, in view of there not having been any profit for the fiscal year ended December 31, 2021 according to Hepsiburada’s statement of comprehensive loss for that period;

•	to approve the Board of Directors’ proposals for the remuneration, premium, bonus and other rights of the members of the Board of Directors due to their independent membership of the Board of Directors and Committees, including: (i) providing a USD 100,000 annual gross payment to the independent members of the Board of Directors for their service on the Board; (ii) in addition to this payment, providing a USD 10,000 annual gross payment to the independent members of the Board of Directors serving in the committees for each committee of which they are a member or a USD 20,000 annual gross payment for each committee of which they are the chairperson; and (iii) to pay no remuneration to the non-independent members of the Board of Directors;

•	to approve the Board of Directors’ prior decisions to appoint to vacant positions on the Board of Directors: (i) Halil Cem Karakaş, as an independent member of the Board of Directors, (ii) Ahmet Fadıl Ashaboğlu, as an independent member of the Board of Directors, and (iii) Tayfun Bayazıt, as an independent member of the Board of Directors;

•	to appoint Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. as independent auditor to serve until the next Ordinary Annual General Assembly where the accounts and activities of the year 2022 will be discussed;

•	to authorize the members of the Board of Directors to carry out commercial business transactions that fall within the scope of Hepsiburada's field of activity, as specified in Article 396 of the Turkish Commercial Code, on their own account or on behalf of others, and to become a partner with unlimited liability in a company engaged in the same type of commercial business;

•	to approve the indemnification primarily by Hepsiburada to the fullest extent permissible by law of all the losses that may arise due to the responsibilities of the members of the Board of Directors and of Hepsiburada’s Executive Committee due to their duties as well as of the signing of the indemnification agreements between Hepsiburada and each of the members of the Board of Directors and of Hepsiburada’s Executive Committee, as agreed by the Board of Directors, within the framework of the director liability insurance policy; and

•	authorize the Board of Directors to provide donations and grants through the next Ordinary Annual General Assembly up to 2 thousandths of Hepsiburada's total assets.

The minutes and the participants list of the AGM are available in Turkish on the Company’s Investor Relations website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

June 24, 2022	By:	/s/ MEHMET MURAT EMIRDAĞ
	Name:	Mehmet Murat Emirdağ
	Title:	Chief Executive Officer

By:	/s/ HALIL KORHAN ÖZ
Name:	Halil Korhan Öz
Title:	Chief Financial Officer